Exhibit 5.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the prospectus and this Registration Statement of Kinross Gold Corporation on Form F-10 of our Report of Independent Registered Public Accounting Firm dated February 14, 2018, on the financial statements of Kinross Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of operations, comprehensive income (loss), cash flows and equity for each of the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information, and our Report of Independent Registered Public Accounting Firm dated February 14, 2018 on the effectiveness of internal control over financial reporting of Kinross old Corporation as of December 31, 2017.

/s/ KPMG LLP
Chartered Professional Accountants, Licensed Public Accountants
March 5, 2018
Toronto, Canada